Code of Ethics

Homestead Funds, Inc.

Homestead Funds Trust

Homestead Advisers Corp.

Homestead Financial Services Corp.

December 13, 2024

This Code of Ethics (the “Code”) has been adopted by Homestead Funds, Inc., Homestead Funds Trust (collectively “Homestead Funds” or the “Funds”), Homestead Advisers Corp. (“HA”) and Homestead Financial Services Corp. (“HFS” and collectively with HA, the “Company”) and is designed to comply with Rule 17j-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and Rule 204A-1 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Additionally, the Code is meant to embody the spirit of the National Rural Electric Cooperative Association (the “Association”), the parent company of the Company. Access persons of the Company who are also ‘access persons’ under, and subject to, a subadvisor’s code of ethics that has been approved by the Board of Directors of the Funds in accordance with the requirements of Rule 17j-1(c)(1)(ii) under the Investment Company Act are exempt from all provisions of this Code.

What does the Code cover?

Topics covered in the Code include:

Important Definitions

Standards of Business Conduct and General Fiduciary Principles

Prohibition Against Insider Trading and Other Fraudulent Behavior

Protecting the Confidentiality of Client Information

Personal Securities Transactions

Reporting Requirements

Gifts, Meals, Entertainment and Raffles

Political Contributions

Service as a Director/Outside Business Activities

Reporting Violations and Whistleblower Policy

Sanctions

Recordkeeping

Acknowledgment of the Code

Tip: Throughout the Code, look for “Tips.” The Compliance Department has clarified various provisions and given suggestions for compliance with the Code.

Important Definitions

Before reading the Code, you should familiarize yourself with the various defined terms used. Please carefully review “Important Definitions” to ensure you are applying the terms correctly. Important Definitions do not include all terms used in the Code. If you have any questions about any term used in the Code, please ask a member of the Compliance Department for guidance.

“Account” means your personal accounts, as well as the accounts of your immediate family members, and any account in which you or an immediate family member have a direct or indirect beneficial interest, such as trusts and custodial accounts or other accounts in which you or an immediate family member have a beneficial interest or exercise investment discretion.

“Automatic investment plan” means any program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation. An automatic investment plan includes a dividend reinvestment plan.

“Beneficial ownership” has the meaning given to that term in the Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended, and includes any security or account occurs when an account or security is: (1) held in your name; (2) held in the name of a member of your immediate family; (3) held in the name of your spouse’s child provided that child resides in the same household or is financially dependent upon you; (4) held in any other person’s name, for which you or an immediate family member have control or whose financial support you materially contribute to; or (5) by reason of a contract, understanding, or relationship or otherwise, you obtain benefits from the securities substantially equivalent to those of ownership.

Tip: You do not have beneficial ownership of an account simply by acting as a trustee or an executor of that account (unless of course you or an immediate family member have a vested interest in that account.) If you are in doubt whether you have beneficial interest over a particular security or account, please ask Compliance.

“Business day” means any day that U.S. financial markets are open for trading. In calculating business days, Saturdays, Sundays and legal holidays are excluded.

“Clients” mean HA’s financial planning and advisory clients.

“Discretionary account” (also known as a “managed account”) means an account, over which the client has no direct or indirect influence or control, empowering a broker or adviser to buy and sell securities without the client’s prior knowledge or consent. The broker or adviser makes the decisions regarding security selection and timing of trades.

“Employee” means any employee, interested director or officer of the Company or employees that are employed by NRECA but work on behalf of the Company. “Employee” does not include any independent director of Homestead Funds. The Chief Compliance Officer (“CCO”) has deemed all employees of the Company and employees of NRECA that work on behalf of the Company to have access to confidential client information, and

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therefore, are deemed “access persons” pursuant to Rule 17j-1 of the Investment Company Act and Rule 204A-1 of the Advisers Act.

Tip: Certain Code provisions apply to employees only, and not independent directors.

“Gift” is defined as any item of value, including but not limited to: cash, gift cards, travel expenses and/or reimbursements, tickets to events, food or gift baskets, fees paid to attend sponsored events (including conferences), charitable donations paid on behalf of employees or the Company, awards, use of facilities under preferential terms, or any other good, product, service, or gratuity. A Gift’s value is the fair market value.

“Meals and Entertainment” shall be defined as business courtesies such as meals, refreshments, social events/parties and sporting events that the employee attends with a representative of a Service Provider or Member.

“Immediate family” includes your spouse and minor children that reside with you. For purposes of the Code, immediate family does NOT include siblings, adult children, parents or other relatives unless they reside with you.

“Independent director” of the Homestead Funds refers to a director who is not an “interested person” of the Homestead Funds, as that term is defined in Section 2(a)(19) of the Investment Company Act.

“Initial public offering” or “IPO” means a corporation’s first offering of stock to the public.

“Investment Team” means any portfolio manager or analyst involved in the day-to-day security research and selection process.

“Limited offering” is a sale of stocks, bonds, or other investments directly to certain investors. This also is known as a “private placement.”

oCrowdfunding is the practice of funding a project or venture by raising small amounts of money from a large number of people, typically via the Internet. Crowdfunding usually takes place through crowdfunding sites that serve to match entrepreneurs with investors, and generally has one of two forms: (i) the donation model and (ii) the securities model – where the contributor has an expectation of receiving something in return for its contribution. The securities model of crowdfunding is generally deemed to be a private placement of securities.

oInitial Coin Offerings (“ICOs”) are a form of fundraising that is similar in structure to initial public offerings, but allocates virtual tokens instead of shares to investors. These tokens typically do not represent actual ownership in the company, but often provide access to an ecosystem and can be traded on an aftermarket. ICOs are generally deemed to be private placements of securities.

Tip: Participating in a donation form of crowdfunding, such as providing support to an individual on “GoFundMe” or “Kickstarter”, would not be considered participation in a private placement and thus would not require preclearance. Participation in the securities model such as providing P2P loans on “Lending Club” would require preclearance.

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Tip: Certain ICOs may be deemed an offering of securities and considered a Limited offering and thus Reportable securities under the Code. Therefore, the Code requires preclearance of participation in ICOs (See Personal Securities Transactions and Reporting Requirements, below).

“Member” shall be defined as any voting or non-voting member entity of NRECA (or any representative thereof, including employees, independent contractors, and directors).

“Private Securites Transaction” shall mean any securities transaction outside the regular course or scope of an associated person's employment with a member, including, though not limited to, new offerings of securities which are not registered with the Commission, provided however that transactions subject to the notification requirements of Rule 3210, transactions among immediate family members (as defined in FINRA Rule 5130), for which no associated person receives any selling compensation, and personal transactions in investment company and variable annuity securities, shall be excluded.

“Reportable security” includes all property or instruments you typically would consider a security, including stocks, bonds, futures, options, limited offerings, private placements, closed-end funds, etc., except that it does not include:

(i)direct obligations of the United States Government;

(ii)bankers’ acceptances;

(iii)certificates of deposit;

(iv)commercial paper;

(v)high quality short-term debt instruments (which are instruments that have a maturity at issuance of less than 366 days and that are rated in one of the two highest rating categories by a nationally recognized statistical rating organization), including repurchase agreements;

(vi)shares issued by open-end registered investment companies that are not advised by HA;

(vii)exchange-traded funds (“ETF”) that are registered as an open-end fund;

(viii)cryptocurrency1 (Bitcoin, Ethereum, etc.); and

(ix)instruments not deemed to be a security under the Investment Company Act. These “non-securities” include: general partnership interests that entitle the owners to exercise management control (i.e., not a limited partnership) and direct interests in real estate.

Tip: Shares of Homestead Funds are reportable securities because Homestead Funds are advised by HA. You must provide written notice to Compliance prior to opening a Homestead Funds Account.

1A cryptocurrency is a digital store of funds that utilizes a cryptography security technique to (1) control the creation of new units and (2) validate the transfer of the asset. It is important to not confuse crypto assets with Blockchain, which is the technology that enables crypto assets to act as a decentralized network where the ledger of data entries does not exist on any one server as a physical database but is instead distributed across and validated by the other users of the network.

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Tip: Pursuant to SEC guidance, 529 Plans are not deemed reportable securities.2 As such, Compliance does not need to receive copies of your 529 Plan statements, nor must you report any 529 Plan transactions on your quarterly and annual reports.

Tip: A Health Savings Account (“HSA”) provider usually limits investment opportunities solely to open-end registered investment companies. Therefore, Compliance would not need to receive copies of your HSA Plan statements, nor must you report any HSA Plan transactions on your quarterly and annual reports, so long as your HSA limits your investment opportunities to non- reportable securities. It is the employee’s responsibility to confirm what options are available from its HSA provider and whether such account would be reportable.

Tip: The SEC has provided guidance that cryptocurrency (Bitcoin, Ethereum, etc.) are not considered securities3 and therefore generally would not be deemed reportable securities for purposes of the Code. As such, you are not required to preclear purchases of cryptocurrency and compliance would not need to receive copies of any cryptocurrency account statements.

“Restricted List” includes issuers from which employees are prohibited from purchasing or selling securities as discussed under Prohibition Against Insider Trading and Other Fraudulent Behavior below.

“Service Provider” shall be defined as potential or existing vendors, suppliers, or any other individual or organization which may provide goods or services to NRECA, NRECA subsidiaries, or NRECA affiliated entities.

“Watch List” includes issuers from which Investment Team members are prohibited from purchasing or selling securities as discussed under Personal Securities Transactions below.

Standards of Business Conduct and General Fiduciary Principles

The policy of the Funds and the Company is to avoid any conflict of interest, or the appearance of any conflict of interest, between the interests of any client and the interests of the Company or its officers, partners, and employees. The purpose of the Code is to ensure that all employees of the Company apply high ethical standards in their daily performance and do not participate in activities which may lead to or give the appearance of impropriety, conflicts of interest, insider trading and other forms of prohibited or unethical business conduct.

How does the Code apply to me?

All persons covered by this Code must at all times recognize and respect the interests of clients, particularly with regard to their personal investment activities and any real or potential conflict with client interests that may arise in connection with such activities. As an employee, you owe a fiduciary duty to our clients to conduct your affairs, including your own personal securities transactions, in such a manner as to avoid: (i) putting your own personal interests ahead of clients;

(ii)taking inappropriate advantage of your position with the Company; and (iii) any abuse of your position of trust and responsibility. However, the Code also is designed to protect you in your role as an employee from possible sanctions and litigation.

2See WilmerHale, LLP, SEC No-Action Letter No. 2010341616 (July 28, 2010).

3 https://www.sec.gov/news/public-statement/statement-clayton-2017-12-11

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The provisions of the Code are not all-inclusive. Rather, they are intended as a guide for your daily conduct. In those situations where you may be uncertain as to the intent or purpose of the Code or questions concerning a proposed course of action that may present a conflict of interest, please consult the Compliance Department. The CCO has the authority to grant exceptions to certain provisions contained in the Code only in those situations when it is clear beyond dispute that the interests of our clients will not be adversely affected or compromised and an exception is necessary or appropriate to avoid an unjust result. Additionally, all questions arising in connection with personal securities trading should be resolved in favor of the client even at the expense of the interests of employees.

The Code does not attempt to identify all possible conflicts of interest, and literal compliance with the Code does not shield you, as an employee, or the Company from liability for personal trading or other conduct that violates a fiduciary duty to clients. Awareness and management of conflicts of interest are the responsibility of all employees. Compliance will facilitate reporting of conflicts but all employees are responsible for recognizing and reporting potential conflicts of which they become aware. Where new products, initiatives, or distribution channels are being considered, it is the responsibility of the initiating employee to engage members of the management group to ensure risks and possible conflicts of interest are properly identified and mitigated. Therefore, while reading the Code, please keep in mind the following guiding principles:

The interests of the clients must be placed first at all times. If a conflict exists between the best interests of two or more clients, care should be taken to deal with all clients fairly.

When an actual or perceived conflict of interest arises, you should first try to avoid such conflict. If unable to avoid, you should notify and work with others to mitigate it. If conflicts are too severe to mitigate, the activity creating the conflict will not be pursued.

All personal security transactions must be conducted consistent with this Code and in such a manner as to avoid any actual or potential conflicts of interest or any abuse of your position and responsibility.

You may not take advantage of your position as an employee. For example, you may not leverage your business relationship with a service provider or broker to benefit you, such as asking for a personal favor.

You are prohibited from engaging in any fraudulent, deceptive or misleading act, regardless of whether that act is covered in the Code.

Following these principles in your daily work will help you adhere to the spirit of the Code.

What are my duties related to voting client proxies?

HA may be required to vote proxies for securities held by client accounts. HA has adopted a Proxy Voting Policy to address conflicts of interest in voting client proxies. Specifically, the Proxy Voting Policy requires that to the extent HA, its employees, or its affiliates have a conflict of interest, which may include when HA, its employees, or its affiliates:

Have a personal interest in the outcome of a particular matter;

Own securities of the company; or

Have a business or personal relationship with participants in proxy contests, directors or director candidates or a proponent of a proxy proposal has a business relationship with HA, its employees, or its affiliates.

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Anyone involved in the proxy voting decision-making process that has knowledge of the conflict of interest, including but not limited to the items above, related to voting proxies is required to disclose such conflict of interest to Compliance, which will determine whether a proxy voting proposal in fact presents a conflict of interest. If HA receives a proxy that Compliance determines raises a conflict of interest, Compliance shall determine whether the conflict is “material” to any specific proposal included within the proxy and will take appropriate action in accordance with the Proxy Voting Policy.

Prohibition Against Insider Trading and Other Fraudulent Behavior

What is “Insider Trading” and how does it apply to me?

Insider trading is trading securities while in possession of material, nonpublic information, or improperly communicating that information to others. Criminal sanctions for insider trading may include fines and/or imprisonment. The SEC can recover the profits gained or losses avoided through the violative trading, impose a penalty of up to three times the illicit windfall and/or issue an order permanently barring you from the securities industry. Finally, employees and the Company may be sued by investors seeking to recover damages for insider trading violations.

It is the policy of the Company that no employee may trade, either personally or on behalf of clients, while in the possession of material, nonpublic information, nor may any employee communicate material, nonpublic information to others in violation of the law. Any violation of the Company’s insider trading policies may result in termination.

What is material information?

Information is “material” where there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Generally, this includes any information the disclosure of which will have a substantial effect on the price of a company’s securities. No simple test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry. For this reason, you should direct any questions about whether information is material to the CCO.

Material information often relates to a company’s results and operations, including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems, and extraordinary management developments.

Material information also may relate to the market for a company’s securities. Information about a significant order to purchase or sell securities may, in some contexts, be material. Prepublication information regarding reports in the financial press also may be material. For example, the United States Supreme Court upheld the criminal convictions of insider trading defendants who capitalized on prepublication information about The Wall Street Journal’s “Heard on the Street” column.

You also should be aware of the SEC’s position that the term “material nonpublic information” relates not only to issuers, but also to the Company’s securities recommendations and client securities holdings and transactions.

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What is nonpublic information?

Information is “public” when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through a public filing with the SEC or some other government agency, the Dow Jones “tape” or The Wall Street Journal or some other publication of general circulation, and after sufficient time has passed so that the information has been disseminated widely. Limited disclosure, as for example, on a private wire service for institutional investors, is not sufficient. More importantly, disclosure by an insider to a select group of persons is not sufficient, even though the information has been partially disseminated, it is still considered nonpublic for the purposes of the prohibition against insider trading.

Who is an insider?

Almost anyone may be deemed an insider. Traditionally, insiders include fiduciaries, such as a corporation’s officers and directors, who owe a duty to shareholders not to use their positions to take advantage of shareholders, as well as other persons with a duty of confidentiality to a corporation, such as employees, accountants and consultants. However, the courts have found non- traditional insiders, such a financial printer, a newspaper reporter, a non-attorney employed by a law firm, a psychiatrist and former employees, to be insiders in certain situations. Additionally, courts have found both “tippers” – an insider who gives an outsider material, nonpublic information – and “tippees” – an outsider who trades on the information, who knew or should have known that the information was insider information – liable of insider trading.

As an employee of the Company, you are an insider of the Company.

How do I protect myself from insider trading?

If you have access to material, nonpublic information, as defined above, you may not act on it. If you think that you might have access to material, nonpublic information, you should take the following steps:

Report the information and proposed trade immediately to the CCO.

Do not act or cause others to act on the information.

Do not communicate the information inside or outside the Company, other than to the CCO.

After the CCO has reviewed the issue, she will determine whether the information is material and nonpublic and, if so, what action should be taken, which may include placing the issuer on the Restricted List. The CCO may consult with outside counsel in this regard.

What is the “restricted list”?

If you receive or believe you may have received insider information, you must immediately report this to the CCO. In this situation, the CCO, in her sole discretion, may place the issuer on the “restricted list.” Employees are prohibited from personally, or on behalf of a client, acting or causing others to act on these securities while they are included on the restricted list.

What other behavior is prohibited under this policy?

The intentional creation or spreading of false information intended to affect securities prices, or other potentially manipulative conduct, is strictly prohibited by the Company. This includes

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rumors spread by word of mouth, through email, on internet chat sites or blogs or by any other form of distribution. If you are aware of any employee being the source of such rumors, you must inform the CCO immediately.

Protecting the Confidentiality of Client Information

This section is applicable only to employees.

What is “Confidential Client Information”?

In the course of daily investment advisory activities, employees gain access to non-public information about our clients. Such information may include a person’s or entity’s status as a client, personal financial and account information, the allocation of assets in a client portfolio, the composition of investments in any client portfolio, information relating to services performed for or transactions entered into on behalf of clients, advice provided by HA to clients and data or analyses derived from such non-public personal information (collectively referred to as “Confidential Client Information”). All Confidential Client Information, whether relating to the Company’s current or former clients, is subject to the Code’s policies and procedures. Additionally, it is the policy of Homestead Funds only to disclose the Funds’ complete portfolio holdings quarterly, within 60 days of the end of each quarter (with the exception of the Daily Income Fund, which reports its holdings monthly). See the Homestead Funds’ Statement of Additional Information for further detail regarding the Funds’ Portfolio Holdings Disclosure Policy.

When is disclosure of Confidential Client Information allowed?

Information only may be disclosed when the disclosure is consistent with the Company’s policy and the client’s direction. The Company does not share Confidential Client Information with any third parties, except in the following circumstances:

As necessary to provide service that the client requested or authorized, or to maintain and service the client's account. The Company will require that any financial intermediary, agent or other service provider utilized by the Company (such as broker-dealers or sub- advisers) comply with substantially similar standards for non-disclosure and protection of Confidential Client Information and use the information provided by the Company only for the performance of the specific service requested by the Company;

As requested by regulatory authorities or law enforcement officials who have jurisdiction over the Company, or as otherwise required by any applicable law.;

To the extent reasonably necessary to prevent fraud, unauthorized transactions or liability; or

For the Funds, in accordance with the Portfolio Holdings Disclosure Policy.

As an employee, what is my responsibility regarding Confidential Client Information?

All employees are prohibited, both during and after the termination of their employment with the Company, from disclosing Confidential Client Information to any person or entity outside the firm, including family members, except under the circumstances described above. An employee is

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permitted to disclose Confidential Client Information only to such other employees who need to have access to such information to deliver the Company’s services to the client.

Employees also are prohibited from making unauthorized copies of any documents or files containing Confidential Client Information and, upon termination of their employment with the Company, must return all such documents to the Company.

Any employee who violates the non-disclosure policy described above will be subject to disciplinary action, including possible termination, whether or not he or she benefited from the disclosed information.

How may I keep Confidential Client Information Secure?

The Company enforces the following policies and procedures for employees to protect the security of Confidential Client Information:

The Company restricts access to Confidential Client Information to those employees who need to know such information to provide the Company’s services to clients;

Any employee who is authorized to have access to Confidential Client Information in connection with the performance of such person's duties and responsibilities is required to keep such information secure from disclosure to third parties;

All electronic or computer files containing any Confidential Client Information must be password secured and firewall protected from access by unauthorized persons; and

Any conversations involving Confidential Client Information, if appropriate at all, must be conducted by employees in private, and care must be taken to avoid any unauthorized persons overhearing such conversations.

Personal Securities Transactions

The Company has adopted the following principles governing personal investment activities by employees:

The interests of clients will be placed first at all times;

All personal securities transactions will be conducted in such manner as to seek to avoid any actual or potential conflicts of interest or any abuses of an individual’s position of trust and responsibility;

Employees must not take inappropriate advantage of their positions; and

Employees must not use their knowledge of transactions in Homestead Funds or other accounts advised by HA to profit by the market effect of these transactions.

The independent directors are not subject to the following trading restrictions or reporting requirements.

The Compliance Department will monitor employee trading to ensure that the principles of the Code are being upheld. Therefore, even if you are complying with the literal provisions of the Code, you may be sanctioned for improper trading activities. The CCO, in her discretion, may waive compliance with any particular provision of this Code if it is clear beyond dispute that the

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interests of HA’s clients will not be adversely affected or compromised and an exception is necessary or appropriate to avoid an unjust result.

What are the trading restrictions?

All Company employees and their immediate family members are subject to the following restrictions with respect to their personal security transactions. In addition to the restrictions listed immediately below, certain employees have further restrictions, as discussed in the next section.

Required to preclear reportable securities (as defined under “Important Definitions”), except for Homestead Funds securities and ETFs that are registered as an open-end fund;

Prohibited from purchasing or selling a reportable security within seven calendar days after HA on behalf of a client, has traded in the same (or related) security type (for example, equity or fixed-income). For purposes of counting the calendar days, if HA traded in a reportable security on January 1st, the first day an employee could trade in that security type would be January 9th. Additionally, for example, if HA purchases common stock of ABC, Inc., employees would be prohibited from buying or selling common stock and other equity securities of ABC, Inc. for seven calendar days;

Prohibited from purchasing or selling any security of an issuer included on the Restricted List;

Prohibited from purchasing, directly or indirectly any security sold as part of an IPO;

Prohibited from purchasing or selling options or futures of a reportable security owned by an HA managed account; and

Prohibited from short selling a reportable security owned by an HA managed account. Short selling is defined as selling a security that is on loan to you from a broker-dealer (rather than owned by you) at the time you sell it.

Are there additional restrictions applicable to the Investment Team or other employees?

Because Investment Team members and certain non-investment personnel are involved or have access to the day-to-day security research, selection process, portfolio holdings and trading activity (“portfolio aware persons”), these employees must adhere to additional requirements when making trades in their personal accounts to avoid actual or perceived conflicts of interest.

As a general matter, Investment Team members are prohibited from delaying or foregoing the purchase of any security for a client account in order to achieve a personal gain. To assist in managing this potential conflict, a Watch List is maintained, which includes securities that the Investment Team is researching.

In addition to the restrictions applicable to all Company employees in the section above, portfolio aware persons and their immediate family members are subject to the following additional restrictions and reporting requirements:

Prohibited from purchasing or selling any reportable security of the same security type (equity or fixed income) that is held in a HA managed account;

Prohibited from purchasing or selling any security on the Watch List; and

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Disclose on a quarterly basis any issuer/holding in which he or she owns 5% or more.

The CCO may, in her sole discretion, provide a waiver to the foregoing restrictions if it is clear beyond dispute that the interests of HA’s clients will not be adversely affected or compromised and an exception is necessary or appropriate to avoid an unjust result.

Any violation of the above trading restrictions will result in the employee either 1) selling the reportable security and relinquishing any gain from the transaction (exclusive of commissions) to NRECA International Foundation, or 2) relinquishing to NRECA International Foundation the difference (exclusive of commissions) between the employee’s sales price and HA’s sales price (assuming the employee’s sales price is higher) multiplied by the number of shares sold by the employee. The employee is responsible for the tax consequences of such transactions.

Tip: Options always are deemed reportable and must be precleared, even if the underlying security is not reportable and/or does not require preclearance.

Tip: Futures require preclearance unless the underlying security is an Index or ETF.

Tip: Although securities given or received through a bequest, donation or inheritance do not require preclearance, please provide documentation to support such transaction to Compliance ahead of or during your quarterly transaction report submission.

Are there additional restrictions applicable to Associated Persons?

Associated Persons, employees who are registered with FINRA are prohibited from engaging in Private Securities Transactions. Please refer to the HFS Compliance Manual for additional details on what constitutes a Private Securities Transaction.

What about my transactions in Homestead Funds?

As noted in the definition of “reportable security” above, shares of Homestead Funds are reportable securities. You must provide written notice to Compliance prior to opening a Homestead Funds Account. You must notify Compliance of all of your Homestead Funds accounts, which includes your personal accounts as well as beneficial ownership accounts.

Transactions in Homestead Funds shares do not need to be precleared but must be reported. These transactions are recorded in ComplySci on a monthly basis. However, it is your responsibility to ensure that transactions and number of shares owned are reflected correctly during the certification process and to notify Compliance of any discrepancy.

What if a trade is non-volitional?

If a non-volitional trade involves a reportable security, you only need to ensure it is recorded in ComplySci. Examples include dividend reinvestments or disbursement made as part of a liquidation. You do not need to preclear transactions these but must ensure that your balances reflect this activity are up to date for holdings reports.

What if I have a discretionary account with my broker-dealer?

You must inform Compliance in writing before opening a discretionary account (or reclassifying an existing account as discretionary) and make certain certifications, as discussed below.

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You must notify the broker-dealer of the prohibited securities transactions below. Trading restrictions must be communicated to the broker-dealer in advance of trading. The broker-dealer is prohibited from:

Purchasing, directly or indirectly any security sold as part of an IPO;

Purchasing or selling options or futures of a reportable security; and

Short selling a reportable security.

Once a discretionary account is in place, you may not:

Direct or suggest that the broker make any particular purchases or sales of securities in the account; or

Consult with the broker as to the particular allocation of investments to be made in the account.

Upon opening (or reclassifying non-discretionary as) a discretionary brokerage account and then again annually, you will be asked to certify to the two bullet points above and Compliance will obtain a certification directly from the broker.

Purchases or sales which a broker or adviser executes without your prior knowledge or consent do not need to be precleared; however, these holdings must be certified as part of the annual process, as discussed further below.

How do I preclear a trade?

All access persons are required to utilize the online reporting system to preclear a trade. This can be performed in ComplySci from the “Trade Request” area or by navigating to an existing holding and requesting preclearance for that security. If you are unfamiliar with preclearance process, contact Compliance.

Most reportable securities other than limited offerings generally will be ‘approved’ or ‘denied’ automatically. In some circumstances, manual intervention by Compliance is necessary and trades will go to a ‘pending’ status. A trade is not precleared until the request has been ‘approved’.

How long is a preclearance valid?

A preclearance is valid for the day it is submitted and approved only. Therefore, all trades must be executed on the same day precleared. If you do not execute a trade on the day you received preclearance approval, you must preclear the trade again on the business day on which you wish to execute. If a trade requires manual preclearance, Compliance will review your request within 4 business hours. Therefore, ensure all preclearances are submitted by noon.

How do I preclear a limited offering?

Limited offerings require you to provide additional information in order for Compliance to evaluate for potential actual or perceived conflict of interests. While these offerings are precleared through the online reporting system, Compliance will manually review and approve or deny the trade. The initial review process is not the same as for preclearance of publicly-traded securities. Sufficient time must be allowed for Compliance to review documentation and make inquiries as necessary to review for conflicts of interest.

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Whose trades need to be precleared?

Access persons must preclear trades for themselves and for their immediate family members (see definition of “immediate family member” at the beginning of the Code). Additionally, there is an option for access persons to establish “proxies” in ComplySci to allow immediate family members to preclear trades themselves. In this situation, access persons ultimately are responsible for the immediate family members adherence to the Code.

Reporting Requirements

What are the reporting requirements under the Code?

All employees must provide initial holdings reports and certify to their transactions quarterly. On an annual basis, employees certify that the balances and holdings are accurate. The record must contain the information described below.

Independent directors do not have the same day-to-day knowledge of a firm’s operations and trading activities as regular access person employees. Therefore, Rule 17j-1 of the Investment Company Act requires limited reporting of independent directors. Each independent director is exempt from the requirement to provide a quarterly transaction report (as well as the initial and annual holdings). In the ordinary course of fulfilling his or her duties, Independent dirctors may be made aware of a reportable security that HA or a subadviser to the Homestead Funds is considered purchasing or selling. In those instances, Independent directors are prohibited from purchasing or selling the reportable security [XXX]

The remainder of this section is inapplicable to independent directors.

Prior to opening a brokerage account, you are required to notify Compliance in writing of this intention. If you opened a brokerage account prior to being subject to this Code, you must notify Compliance in writing within 10 calendar days of becoming an employee, on your initial holdings report, as discussed below. When opening a brokerage account, the brokerage firm has an obligation to ask you whether you are an employee of a registered broker-dealer. You should answer “yes.” Pursuant to FINRA Rule 3210, if the brokerage firm cannot send an electronic feed to Compliance through the online reporting system, you must arrange for your brokerage firm(s) to send automatic duplicate brokerage account statements directly to Compliance. However, effective September 13, 2018, employees will generally not be able to open accounts with brokerage firms that cannot send an electronic feed to Compliance. Brokers with established electronic feeds can be provided by Compliance. For brokerage accounts opened prior to September 13, 2018, if the broker is unable to send monthly or quarterly statements for accounts holding exchange traded securities, you must close the account. The CCO may make exceptions to these requirements in certain cases, such as when an access person’s spouse may have employee stock options and duplicate statements are not available.

All transactions and holdings in and of reportable securities must be reported, even if the reportable security is not held in a brokerage account. Correspondingly, all brokerage accounts must be reported even if reportable securities are not currently held or traded since reportable securities could be traded. If the brokerage account does not allow for trading of reportable securities, then Compliance may waive the right to receive electronic feeds/duplicate statements.

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Tip: For your 401(k) accounts, electronic feeds/duplicate statements are only required if you open or participate in a self-directed brokerage window.

Tip: Because employee trades are reviewed relative to firm trade dates, statements must include trade dates. If a broker does not report trade date, you may not use that broker.

As an employee, you are required to file the following reports with the Compliance Department:

1.Initial Holdings Report: No later than 10 calendar days after becoming an employee of the Company, you must report the following information to the Compliance Department. (This information must be current as of a date no more than 45 days prior to the date of which you become an employee of the Company.):

The title and type of security, and as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which you have any direct or indirect beneficial ownership;

The name of any broker, dealer or bank with which you maintain an account in which any securities are held for your direct or indirect benefit; and

The date on which you submit the report.

2.Quarterly transaction reports: You are required to ensure that the securities in which you transacted during the past quarter are being sent to Compliance. Transactions are entered into the ComplySci system via electronic feed or in limited situations transcribed from duplicate statements received by Compliance. The transactions must be certified no later than 30 days after the end of each calendar quarter. If corrections are needed, you must promptly notify Compliance so this can be done in time for you to certify your corrected transactions. This record must include any transactions during the quarter in a reportable security in which you had any direct or indirect beneficial ownership (this includes securities that you have received as a gift or have inherited, as well as securities you have given, bequeathed or donated). Transaction details must include:

The date of the transaction (trade date), the title and exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount (if applicable) of each reportable security;

The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

The price of the reportable security at which the transaction was effected;

The name of the broker, dealer or bank with or through whom the transaction was effected; and

The date you submit the report.

Tip: It is the responsibility for each employee to confirm that they do not exercise discretion over an account. Employees are encouraged to seek confirmation from their broker; however, the failure of a broker to independently confirm the discretionary status of an account generally will not trigger a requirement that the employee provide quarterly reports.

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3.Annual holdings reports. As of December 31 of each year, you must certify to the accuracy holdings as recorded in ComplySci no later than 45 days after December 31. You are certifying to:

The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which you have any direct or indirect beneficial ownership;

The name of any broker, dealer or bank with which you maintain an account in which any securities were held for your direct or indirect benefit; and

The date you submit the report.

Tip: The intent of this requirement is to have a “snapshot” of your holdings at a given point of time. If all transactions are accurately recorded through the year, then balances should be up to date. However, it is your responsibility to confirm that your reported holdings are correct.

You will receive email reminders when reports are due for certification, but it is the employee’s responsibility to ensure that certifications are completed by the regulatory deadline. Failure to complete a report by the deadline is a violation of the Code. If there are extenuating circumstances such as extended leave, notify Compliance ahead of time.

Gifts, Meals, Enterainment and Raffles

This section is applicable only to employees.

May I give or receive gifts?

The Company follows Association Policy 1.5C – Gifts, Meals and Entertainment and the Company’s Conflict of Interest Policy. Giving, receiving or soliciting gifts in a business setting may create an appearance of impropriety or may raise a potential conflict of interest. As such, the Company has adopted the following standards:

Receiving Gifts

Section 17(e)(1) of the Investment Company Act prohibits fund advisory personnel acting as an agent to accept any source of compensation for the purchase or sale of any property to or for the fund. For example, if a portfolio manager accepts gifts or entertainment from a broker-dealer for the purchase or sale of the fund’s portfolio securities, then the portfolio manager may have violated Section 17(e)(1).

The Company has adopted the following standards regarding the receipt of gifts, meals and enterainment, as defined under “Definitions,” above:

Gifts that are offered, or could reasonably be perceived as an offer, in exchange for the purchase or sale of fund shares are prohibited;

You may not accept a gift that could create an actual, apparent, or suspected conflict of interest;

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You may not accept a gift that is intended to influence you. Gifts offered by a Service Provider during a procurement, such as when bids are being sought to establish a new contract or an existing contract is being renegotiated are prohibited;

You may not accept gifts of cash or negotiable instruments (including gift cards);

You many not accept gifts unless the fair market value is less than $10 or is a promotional item, such as shirts, duffle bags, pens, coffee mugs, or hats; and

Sporting or entertainment tickets where the Service Provider or Member is not present are prohibited.

Gift baskets containing an assortment of consumable items, such as candy or cookies, are acceptable if the gift basket is shared with other employees and the value of all Gifts, Meals and Entertainment does not exceed $100 per employee from any one Service Provider during a 12-month calendar year. Alcohol is not deemed a consumable item that can be shared as defined above and therefore is prohibited.

Meals and Entertainment are acceptable from Service Providers, so long as the employee attends the event with a representative of the Service Provider and the fair market value of the Meal and Entertainment provided does not exceed $100 per employee from any one Service Provider during a 12-month calendar year.

Meals and Entertainment can be accepted from Members to foster and promote member engagement, so long as the employee attends the event with a representative of the Co-op and the fair market value of the Meal and Entertainment provided does not exceed $100 per employee from any one Member during a 12-month calendar year.

If you receive a prohibited gift, you must return it, donate it, or if appropriate, share it with staff.

Tip: You are allowed to accept gifts from a coworker who is employed by NRECA or HA.

May I keep a gift that I won in a Service Provider raffle?

Yes. Items won through raffles, drawings, and give-aways where other individuals have an equal chance of winning are excluded from the definition of gift. However, you still must log the item, as discussed in “Logging Gifts,” below.

A co-op gave me a gift card to thank me for my presentation. May I keep it?

No. Gift cards are strictly prohibited.

A Service Provider took me out to dinner twice this year, and the total exceeded $100. Am I in violation of the Code?

Yes. Meals and entertainment are limited to $100 per employee from any one Service Provider during a 12-month calendar year.

Tip: Business meals or team-building events where only Association staff members are in attendance do not meet the definition of gift and do not have to be tracked and recorded.

May I attend an educational conference paid for or conducted by a service provider?

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Yes. However, your supervisor must approve and attest in writing that:

1.The conference topic is reasonably related to your employment;

2.Expenses for the conference are reasonable; and

3.Benefits afforded by attendance are unlikely to compromise your duties under ERISA and do not violate Section 17(e)(1) of the Investment Company Act.

Giving Gifts

Employees may give gifts on behalf of the Company valued at $100 or less, so long as the gift is reasonable. The $100 limit does not apply to business entertainment so long as the amount is reasonable. Gifts given need to be logged unless they are of promotional nature (e.g. backpacks, hats, shirts).

Additionally, employees are strictly prohibited from giving political contributions in any amount in their role as employees. See “Political Contributions,” below, for further information.

May my department give gift cards as gifts?

Yes, so long as the gift is reasonable and the amount of the gift card is $100 or less.

What about charitable gifts?

Generally, these gifts are fine in any amount, as they are not given in your role as an employee of the Company. Likewise, donations to Association-sponsored charities are permissible. However, all employees must be mindful of their role as an employee of the Company and actual and perceived conflicts of interest when making or soliciting charitable gifts.

Logging Gifts, Meals and Entertainment

What are my responsibilities to log gifts, meals and entertainment?

Every employee must log all gift baskets, meals and entertainment received or raffles won in ComplySci. You do not need to log gifts under $10 in value or promotional items.

Additionally, every employee must log all gifts, meals and enterntainment provided.

The log reporting requirement is for the purpose of helping the Company monitor the activities of its employees. However, the reporting of a gift, meals, entertainment, gratuity or raffle does not relieve any employee from the obligations and policies set forth in this Section or anywhere else in this Code.

Tip: The above requirements do not apply to NRECA Excellence awards, an Association raffle or a gift from a coworker. Additionally, if you win a raffle at your church, this is not covered. The rationale is that these gifts and gratuities do not create a possible undue influence from an outside party.

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Political Contributions

This section is applicable only to employees.

May I make or solicit political contributions?

Yes, so long as: (1) you have not been deemed a “covered associate” of HA; and (2) all contributions otherwise are in compliance with this Code.

Under Advisers Act Rule 206(4)-5, better known as the “pay-to-play” rules HA’s “covered associates,” as defined under those rules, are subject to strict restrictions on their political contributions. Due to the nature of HA’s business, the CCO has deemed HA officers and certain Sales staff to be covered associates. These employees should refer to HA’s “Pay to Play Policy”. Covered associates are required to attest quarterly to their adherence to HA’s pay-to-play policies through the online reporting system.

Tip: Regardless of whether you are a covered associate, you are prohibited from making political contributions in any amount in your role as an employee.

Service as a Director/Outside Business Activities

This section is applicable only to employees.

All outside business activities must be precleared by Compliance through the online reporting system.

May I serve on the board of directors of organizations, such as my condominium association?

As an employee, you may not serve on the board of directors of any company or organization without prior written authorization from Compliance, based upon a determination that such board service would be consistent with the interest of the clients. This includes board service on publicly traded companies, privately held companies and charitable, service and social organizations.

Additionally, you must notify Compliance in writing if you serve as a fiduciary (such as acting as an executor, trustee, conservator, power of attorney or a guardian) for any person, except your immediate family, as defined above under “Important Definitions.” (Only notification, not preclearance, is required.)

May I participate in public speaking engagements or contribute to publications in my role as an employee if these activities are unpaid?

Yes, but you must receive advance approval from Compliance. It does not matter whether outside activities are compensated. If a speaking engagement or publication draws upon either your position as an employee of the Company or your knowledge related to being an employee (i.e., financial or investment guidance), you must receive preapproval.

On the other hand, if these activities do not relate to your position with the Company – i.e., publically speaking or writing about a non-investment or finance related hobby, pastime, belief, etc. – the activities do not need to be preapproved.

May I participate in an investment club?

No. You and your immediate family may not participate in an investment club or similar entity.

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Tip: Compliance generally will approve board service or outside business activities, unless Compliance determines that the requested activity creates a conflict of interest, or appears to create a conflict of interest, between the interests of the Company and its clients and the personal interests of the employee. However, outside business activities that involve investment advice or financial services, as well as board service on publicly traded companies, will not be approved.

Reporting Violations and Whistleblower Policy

This section is applicable only to employees.

If I know of, or suspect a violation of the Code, can my manager reprimand me for reporting it to the Compliance Department?

No. The Company follows Association Policy 1.6 – Whistleblower Protection. As an employee, it is your affirmative duty to clients, the Company, and the Association to promptly report any violations or suspected violations of the Code to the CCO. Additionally, an employee may report a violation of the federal securities laws to the CCO or to the Securities and Exchange Commission (“SEC”) as provided in Rule 21F-3 of the Securities Exchange Act of 1934. If the suspected infringement violates both the Code and federal securities laws, you make elect to report this violation to the CCO, SEC or both. Any retaliation for the reporting of a violation under this Code (i.e., “whistle blowing”) will constitute a violation of the Code.

Sanctions

What sanctions are there for violating the Code?

As a basic condition of your employment with the Company, you are expected to strictly comply with the provisions of the Code. A material breach of the provisions of the Code may constitute grounds for disciplinary action, up to and including termination. Further, you may be required to surrender any profit realized from a transaction that is deemed to be in violation of the Code. All Code violations are reported to the Homestead Funds Board of Directors.

Following are guidelines associated with additional sanctions that may arise out of multiple violations of the Code. These guidelines are in addition to the surrender of any profit realized from transactions that were deemed to be violations of the Code or sanctions that are applied for material violations of the Code. In administering these guidelines a rolling two-year, look-back period applies. Code violations incurred prior to June 25, 2014, the effective date of these new guidelines will not be considered.

1st Violation

Notification letter stating your violation is issued. In addition, your manager will be provided with a summary of your violation.

2nd Violation

Notification letter stating your violation and enumerating a fine levied is issued. In addition, your manager, department director and the Funds’ CEO will be provided with a summary of your violations.

There are two categories of employees to be considered for fines to be levied:

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Category 1 - Directors and Officers of the Company (excluding independent directors of Homestead Funds); and portfolio managers and analysts

Category 2 – All other Employees not captured in Category 1 above

The fine associated with a second violation of the Code for Category 1 personnel is: $250 made payable to NRECA International Foundation.

The fine associated with a second violation of the Code for Category 2 personnel is: $75 made payable to NRECA International Foundation.

3rd Violation

Notification letter stating your violation and enumerating a fine levied is issued. In addition, your manager, department director, and the Funds’ CEO will be provided with a summary of your violations.

The fine associated with a third violation of the Code for Category 1 personnel is: $500 made payable to NRECA International Foundation, and a 6-month trading moratorium is imposed (only sales will be permissible).

The fine associated with a third violation of the Code for Category 2 personnel is: $150 made payable to NRECA International Foundation, and a 6-month trading moratorium is imposed (only sales will be permissible).

4th Violation

The CCO and the Board of Directors of Homestead Funds will determine the sanction to be imposed for a fourth violation of the Code, including termination. Your manager, department director and the Funds’ CEO will be provided with a summary of the sanction imposed for the fourth violation.

You are urged to seek the advice of the CCO or any member of the Compliance Department for any questions about the Code or the application of the Code to your individual circumstances.

Recordkeeping

The Compliance Department will maintain (or cause to be maintained) in a readily accessible place the following records:

A copy of any Code adopted by the Company that is or has been in effect during the past five years;

A record of any violation of the Code and any action that was taken as a result of such violation for a period of five years from the end of the fiscal year in which the violation occurred;

A record of all written acknowledgements of receipt of the Code and amendments thereto for each person who is currently, or within the past five years was, an employee, which shall be retained for five years after the individual ceases to be an employee of the Company;

A copy of each report, or electronic confirmation thereof, made pursuant to the Code, including any brokerage confirmations and account statements made in lieu of these reports;

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A list of all persons who are, or within the preceding five years have been, employees; and

A record of any decision and reasons supporting such decision to approve an employee’s acquisition of securities in IPOs, limited offerings and private placement within the past five years after the end of the fiscal year in which such approval is granted.

Note: For the independent directors, the most recent versions of the Code and the Directors’ Handbook are available on the Diligent Boardbook site. Employees have access to the most recently adopted Code as well as Homestead Funds, HA and HFS compliance manuals on the HA SharePoint Site.

Acknowledgement of the Code

This section is applicable only to employees.

What certifications must I give to the Compliance Department?

Initial Certification

Within ten days of employment with the Company, you will be provided with a copy of the Code and must certify through the online reporting system that you have: (i) received a copy of the Code;

(ii)read and understand all provisions of the Code; (iii) agreed to abide by the Code; and (iv) reported all account holdings as required by the Code.

Annual and As-Needed Certification

On an annual basis, the Compliance Department will provide you with the most current version of the Code and will review the provisions of the Code with you and explain any amendments, as applicable. As any employee, you must certify through the online reporting system that you have:

(i)received a copy of the Code; (ii) read and understood the Code; and (iii) agree to abide by the Code as amended.

If the Code is amended during the year, the Compliance Department will request your attestation through the online reporting system.

Your Compliance Team:

Danielle Sieverling, Chief Compliance Officer – ext. 5993

Monica Ollivierre, Manager, Securities Compliance – ext. 5903

Gail Warner, Securities Compliance Coordinator – ext. 6632

Matt Smith, Compliance Analyst – ext. 6428

Monique Cross-Smith, Advertising Compliance Analyst – ext. 5921

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